AB 12/2

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

NOV 2 7 2009

Washington, DC
110

SEC FILE NUMBER
8-24860

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Little and Company Investment Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 West Wall Street
(No. and Street)

Midland	TX	79701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, Glenn A. Little, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Little and Company Investment Securities, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BARBARA TYNES
Notary Public
STATE OF TEXAS
My Comm. Exp. 02-25-10

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LITTLE AND COMPANY INVESTMENT SECURITIES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2009

LITTLE AND COMPANY INVESTMENT SECURITIES

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Little and Company Investment Securities

We have audited the accompanying statement of financial condition of Little and Company Investment Securities as of September 30, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Little and Company Investment Securities, as of September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 24, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Financial Condition

September 30, 2009

ASSETS

Cash and cash equivalents	$ 163,208
Receivable from broker-dealers and clearing organizations	1,038,432
Property and equipment, net of accumulated depreciation	99,073
Artwork	48,579
Prepaid benefit cost recognized	367,065
	$ 1,716,357

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued pension contribution	$ 278,150
Deferred federal income tax	60,384
Total liabilities	338,534
Stockholder's equity	
Common stock, 1,000,000 shares authorized with $1 par value, 27,721 shares issued and outstanding	27,721
Retained earnings	1,257,700
Accumulated other comprehensive income	92,402
Total stockholder's equity	1,377,823
	$ 1,716,357

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES
Statement of Income
For the Year Ended September 30, 2009

Revenues	
Securities commissions	$ 424,727
Realized gain on firm securities trading accounts	172,024
Interest income	4,952
	601,703
Expenses	
Registered representatives compensation	56,400
Pension expense	205,742
Salaries	254,997
Communications	29,925
Occupancy and equipment costs	28,840
Promotional costs	156
Regulatory fees and expenses	41,353
Other expenses	14,658
	632,071
Net loss before income taxes	(30,368)
Income tax benefit	11,592
Net loss	$ (18,776)

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2009

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at September 30, 2008	$ 27,721	$ 1,276,476	$ --	$ 1,304,197
Defined benefit pension plan provision			92,402	92,402
Net loss	--	(18,776)	--	(18,776)
Balances at September 30, 2009	$ 27,721	$ 1,257,700	$ 92,402	$ 1,377,823

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended September 30, 2009

Subordinated liabilities at September 30, 2008	$ --
Increases	--
Decreases	--
Subordinated liabilities at September 30, 2009	$ --

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Cash Flows

For the Year Ended September 30, 2009

Cash flows from operating activities:	
Net loss	$ (18,776)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	3,696
Changes in operating assets and liabilities:	
Decrease in receivables from broker-dealers and clearing organizations	89,770
Increase in pension asset	(274,662)
Increase in accrued pension liability	171,300
Decrease in income taxes liability	(17,026)
Increase in deferred federal income tax liability	55,189
Net cash provided (used) by operating activities	9,491
Cash flows from investing activities:	
Net cash provided (used) by investing activities	--
Cash flows from financing activities:	
Net cash provided (used) by financing activities	--
Net increase in cash and cash equivalents	9,491
Cash and cash equivalents at beginning of year	153,717
Cash and cash equivalents at end of year	$ 163,208
Supplemental schedule of non-cash flow information	
Accumulated other comprehensive income applied to prepaid benefit cost recognized	$ 92,402

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operation

Little and Company Investment Securities (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. Receivables from brokers and dealers are due from the Company's correspondent. Approximately, 95% of the Company's commission business is with customers located in the Midland/Odessa metroplex.

Note 2 - Accounting Policies Followed by the Company

Securities Transactions and Valuations

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost. Property and equipment are depreciated using an accelerated method over the estimated useful lives of five to seven years. The building is depreciated over 39 years using a straight-line method.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting.

Note 2 - Accounting Policies Followed by the Company, continued

Income Taxes, continued

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning October 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB develops guidance on the application of FIN 48 by pass-through entities and amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Other

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2009, the Company had net capital of approximately $840,736 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Property and Equipment

Property and equipment are summarized as follows:

Furniture and equipment	$ 133,436
Building and improvements	126,691
Land	25,000
	285,127
Less: accumulated depreciation	186,054
	$ 99,073

Depreciation expense for the year ended September 30, 2009 was $3,696.

Note 6 - Income Taxes

The income tax benefit for the year ended September 30, 2009 consisted of the following components:

Current	$ -0-
Deferred benefit	11,592
	$ 11,592

The income tax benefit for the year ended September 30, 2009, differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:

Computed "expected" tax benefit	$ 10,629
Other	963
	$ 11,592

Note 6 - Income Taxes, continued

Net deferred tax liabilities consist of the following components as of September 30, 2009:

Deferred tax liabilities:	
Pension cost timing difference	$ 128,473
	128,473
Deferred tax assets:	
Benefit of net operating loss carryforward	68,089
	68,089
	$ 60,384

There is a net operating loss carry forward of $ 194,542 which expires in 2029.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Defined Benefit Pension Plan

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company's funding policy is to contribute annually the actuarial recommendation amount that can be deducted for federal income tax purposes which was $418,150 in 2009. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Note 8 - Defined Benefit Pension Plan, continued

Benefit obligation at end of year	$ (792,748)
Fair value of plan assets at end of year	1,159,813
Funded status - over (under)	$ 367,065
Benefit cost	$ 193,242
Employer contribution	418,150
Plan participant contributions	-0-
Benefits paid	-0-

Amount recognized in accumulated other comprehensive income, net of taxes, consists of:

Actuarial gain, net of income taxes of $49,754	$ 92,402

The accumulated benefit obligation for the defined benefit pension plan was $792,748 at September 30, 2009.

Weighted-average assumptions used in determining the benefit obligation were as follows:

Discount rate	7.00%
Expected long-term return on plan assets, Net of estimated taxes	7.00%
Rate of compensation increase	0%

Note 9 - Subsequent Events

In preparing the accompanying financial statements, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 165, "*Subsequent Events*", the Company has reviewed events that have occurred after September 30, 2009 through November 24, 2009, the date of the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2009

Schedule I

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 1,377,823
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 99,073	
Artwork	48,579	
Prepaid (accrued) benefit cost	367,065	(514,717)
Net capital before haircuts on securities positions		863,106
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities		(22,370)
Net capital		$ 840,736

AGGREGATE INDEBTEDNESS

Accrued pension liability	$ 278,150
Deferred federal income tax	60,384
Total aggregate indebtedness	$ 338,534

Schedule I (continued)

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 22,580
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 590,736
Excess net capital at 1000%	$ 806,883
Ratio: Aggregate indebtedness to net capital	.40 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-from the Company's computation:

Net capital, as reported in Company's (unaudited) Focus report	$ 1,179,384
Additional accrual related to pension plan and related tax effect	(318,278)
Haircut on money market position	(20,370)
Net capital per audited report	$ 840,736

Schedule II

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2009

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, a division of Donaldson, Lufkin, Jenrette

Independent Auditor's Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended September 30, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Little and Company Investment Securities

In planning and performing our audit of the financial statements and supplemental information of Little and Company Investment Securities(the Company as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 24, 2009

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Little and Company Investment Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by Little and Company Investment Securities and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Little and Company Investment Securities' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Little and Company Investment Securities' management is responsible for Little and Company Investment Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
November 24, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-024860 FINRA SEP
LITTLE & COMPANY INVESTMENT SECS
211 W WALL ST
MIDLAND TX 79701-4506

669

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GLENN A. LITTLE

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ ~~819~~ 969.00

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

9/30/09
Date Paid

C. Assessment balance due ~~669~~ 819

D. Interest computed on late payment (see instruction E) for ∅ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ ~~669~~ 819

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 669 Balance due $150.00

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None/NA

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Little and Company Inv. Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 30 day of September, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 9/30/09 Postmarked 10/5/09 Received LB Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: assessment due $150.00. Please remit. Joyce

NOV 02 2008 12:06PM LITTLE & COMPANY 4326822500 P.4

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 4/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 387,587

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions Ø

2d. SIPC Net Operating Revenues $ 387,587

2e. General Assessment @ .0025 $ 819

(to page 1 but not less than $150 minimum)

LITTLE AND COMPANY
INVESTMENT SECURITIES

September 30, 2009

Report Pursuant to Rule 17a-5(d)

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS